Exhibit 99.1

ENTRÉE GOLD ANNOUNCES FISCAL YEAR 2015 RESULTS AND
REVIEWS CORPORATE HIGHLIGHTS

Vancouver, B.C., March 30, 2016 – Entrée Gold Inc. (TSX:ETG; NYSE MKT:EGI; Frankfurt:EKA – “Entrée” or the “Company”) has today filed its annual operational and financial results for the year ended December 31, 2015.

Stephen Scott, President and CEO, commented, “In 2015, we remained focused on building shareholder value through engagement with partners and other local Mongolian stakeholders.  Positive announcements in 2015 included the signing of the Oyu Tolgoi Underground Mine Development and Financing Plan and completion of a $4.4 billion finance facility for the re-start of the underground development at Oyu Tolgoi. The final step before the re-start is a formal Notice to Proceed by Turquoise Hill Resources, Oyu Tolgoi LLC and Rio Tinto, which is expected in the second quarter of 2016. We are very excited about these developments as the first lift of the Hugo North Extension deposit is included in the next phase of the underground mine development. In addition, we were very pleased to be able to repurchase a portion of our metal credit stream from Sandstorm Gold subsequent to year-end.
In the third quarter of 2015, we also released an updated Preliminary Economic Assessment for our 100% owned Ann Mason copper-molybdenum porphyry deposit in Nevada (see news release of September 9, 2015). The updated PEA incorporates a resource update with 95% of the mineralization constrained within the PEA pit, now classified as either Measured or Indicated resources.  The 2015 PEA also includes preliminary results of a detailed metallurgical program.  The positive 2015 PEA further substantiates the quality and significance of the Ann Mason deposit and provides a solid base to advance the project.
As market conditions remain depressed, the Company continued implementing plans to significantly reduce its cash burn rate ensuring that we are positioned to meet all challenges as they emerge and at the same time identify strategic growth opportunities with the potential to deliver value to the Company and our shareholders.  Following closing of the Sandstorm transaction, the Company had approximately $15.6 million in cash.  Overall, Entrée is part of a small group of junior exploration and mining companies with quality assets, strong management, meaningful treasury, and a growth mandate.”
All dollar figures in this news release are in United States currency unless otherwise noted.
Highlights for the year ended December 31, 2015 and subsequent developments through March 30, 2016 include:

MONGOLIA

Entrée/Oyu Tolgoi Joint Venture, Mongolia

Entrée has a 20% carried interest in the Hugo North Extension and Heruga deposits, which are included in the 12 kilometre-long Oyu Tolgoi series of copper-gold-molybdenum deposits in Mongolia.  The first lift of the Hugo North Extension deposit is included in the next phase (Phase 2) of underground mine development.

In 2015, Entrée’s joint venture partner, Oyu Tolgoi LLC (“OTLLC”), along with Rio Tinto, Turquoise Hill Resources Ltd. (“Turquoise Hill”) and the Government of Mongolia worked towards the successful resolution of outstanding OTLLC shareholder issues which halted Oyu Tolgoi underground development in 2013.

On May 18, 2015, Turquoise Hill announced that an Oyu Tolgoi Underground Mine Development and Financing Plan (the “Mine Plan”) had been signed by the Government of Mongolia, OTLLC, Turquoise Hill and Rio Tinto. The Mine Plan addresses outstanding OTLLC shareholder matters and provides a pathway forward to the restart of Phase 2 underground development.

On December 14, 2015, Turquoise Hill announced that OTLLC had signed a $4.4 billion finance facility (with provision for up to $6 billion) for underground mine development at the Oyu Tolgoi project. The parties are currently working on completion and approval of an updated Oyu Tolgoi Feasibility Study (including an updated capital estimate), and securing all necessary permits for the development of the underground mine.  Pre-start activities have been underway since the third quarter of 2015, and Turquoise Hill expects a formal ‘Notice to Proceed’ decision for underground construction in the second quarter of 2016, once Turquoise Hill, Rio Tinto and OTLLC board approvals are received.

Updated Technical Report

Entrée today filed a technical report titled “Lookout Hill Feasibility Study Update” and dated March 29, 2016 (“LHTR16”) which was prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).  LHTR16 aligns the mine plan for the Entrée/Oyu Tolgoi joint venture property with the technical report titled “Oyu Tolgoi 2014 Technical Report” (“2014 OTTR”), which was filed by Turquoise Hill on October 28, 2014. The 2014 OTTR was based on an updated mine plan using reserves only (“Reserve Case”) and derived from the technical, production and cost data in OTLLC’s 2014 Oyu Tolgoi Feasibility Study.

The Reserve Case is the most likely mining scenario for reserves exploited in the initial (“Lift 1”) underground block cave mining operation, including Lift 1 of the Entrée/Oyu Tolgoi joint venture’s Hugo North Extension deposit.  LHTR16 also discusses several alternative production cases that would include resources from other Oyu Tolgoi deposits including the joint venture’s Hugo North Extension Lift 2 and Heruga, and allow for continuous improvement in plant throughput and potential plant expansions up to 350 thousand tonnes per day (“ktpd”).  Due to the nature of the deposits associated with Oyu Tolgoi, the project has the flexibility to consider several options for optimizing the overall mine plan for the benefit of stakeholders.  Separate development decisions will need to be made based on future prevailing conditions and the experience obtained from developing and operating the initial phases of the project.

Key results from LHTR16 include:

•	Hugo North Extension Probable reserve is 35 million tonnes (“Mt”) grading 1.59% copper, 0.55 grams per tonne (“g/t”) gold and 3.72 g/t silver.

•
Hugo North Extension net smelter returns (“NSR”) is $100.57/t (calculated from the financial model). The NSR calculation reflects the net value received for the ore by the mine (after all costs and charges). An NSR has been calculated on a U.S. Dollar per tonne basis for each of the mineral reserve areas.  The Hugo North Extension has the highest NSR calculated for all the deposits at Oyu Tolgoi.

•	Reserve Case after tax net present value (using an 8% discount) for Entrée’s 20% interest is $106 million.

•	Hugo North Extension mineral resources are updated, and:

o
The Hugo North Extension Indicated mineral resource estimate is very similar to the previously reported (2013) resource estimate. The local improvement in resources on the joint venture side has increased the reserve tonnage and contained copper.

o
The Hugo North Extension Inferred mineral resource estimate has increased substantially from the previously reported estimate.  This increase is largely due to new, more refined geological modelling, but a change to the copper equivalency formula has also had a small effect.

•
The change to the formula used to calculate copper equivalency for Heruga Inferred mineral resources has resulted in a 7% drop in tonnage and an overall 10% drop in copper equivalent metal relative to the previously reported (2013) resource estimate.

•	Underground block cave mine production is 95 ktpd.

•	The plant rate for the Reserve Case remains the nominal 100 ktpd.

•
Underground ore handling will be conveyed to surface via decline, which opens the project to additional production flexibility and future optionality. The mine plan still makes use of the existing shafts and the planned shafts that were defined in the previous report.  The combined capacity of the decline conveyor and shafts is 130–140 ktpd.

In LHTR16, Lift 1 Entrée/Oyu Tolgoi joint venture development ore starts in 2021 and joint venture cave production commences in 2027.  In the Reserve Case, production from Lift 1 at Hugo North Extension totals 34.8 Mt averaging 1.59% copper and 0.55 g/t gold and is estimated to last until 2034.  Development and sustaining capital costs for the joint venture’s portion of the Hugo North Extension Lift 1 block cave are estimated at $435 million – approximately $87 million of which will be the responsibility of Entrée.  Under the terms of the joint venture, Entrée elected to have OTLLC debt finance Entrée’s share of costs with interest accruing at OTLLC’s actual cost of capital or prime plus 2%, whichever is less, at the date of the advance.  Debt repayment may be made in whole or in part from (and only from) 90% of monthly available cash flow arising from sale of Entrée’s share of products.

The Company’s technical report, titled “Lookout Hill Feasibility Study Update”, with an effective date of March 29, 2016, is available on SEDAR at www.sedar.com.  LHTR16 was prepared by OreWin Pty Ltd.

UNITED STATES

Ann Mason Project, Nevada

In 2014, the Company retained AGP Mining Consultants Inc. (“AGP”) and Amec Foster Wheeler Americas Limited (“Amec Foster Wheeler”) to update the Preliminary Economic Assessment (“PEA”) of the Company’s 100% owned Ann Mason copper-molybdenum porphyry deposit in Nevada.  On September 9, 2015, the Company announced the results of an updated Preliminary Economic Assessment on the Ann Mason deposit (the “2015 PEA”).  Similar to the previously reported PEA (2012), the 2015 PEA envisions an open pit and conventional sulphide flotation milling operation.  The 2015 PEA incorporates the results of an infill drill program undertaken by Entrée between August 2014 and late January 2015 and a new resource estimate for the Ann Mason deposit.  Approximately 95% of the mineralization constrained within the ultimate PEA pit (“Phase 5”) is now classified as either Measured or Indicated resources with the remaining 5% as Inferred resources.  The 2015 PEA also includes results of a detailed metallurgical program, designed to better characterize the metallurgical processes and recoveries in the 2015 PEA and to support a future Pre-Feasibility study.

Key results from the 2015 PEA can be summarized as follows:

•
Base case, pre-tax net present value (using a 7.5% discount rate) (“NPV7.5”) of $1,158 million, internal rate of return (“IRR”) of 15.8% and payback of 6.4 years, based on long term metal prices of $3.00/lb copper, $11.00/lb molybdenum, $1,200/oz gold and $20/oz silver (the “Base Case”).

•	Base Case post-tax NPV7.5 of $770 million, IRR of 13.7% and payback of 6.9 years.
•	Development capital costs of approximately $1.35 billion, including $103 million contingency.
•	Pre-production development of three years.
•	Mine production for 21 years, followed by four years of reclamation (Life of Mine or “LOM”).
•	Average LOM cash costs (net of by-product sales) pre-tax of $1.49/lb copper (see Non-U.S. GAAP Performance Measurement below).
•	Average LOM all-in sustaining costs (“AISC”) (net of by-product sales) pre-tax of $1.57/lb copper (see Non-U.S. GAAP Performance Measurement below).
•	Net average pre-tax undiscounted cash flow over Years 1 to 21 of approximately $298 million per year (and post-tax of $238 million per year).
•	LOM payable production of approximately:
o	5.1 billion pounds of copper,
o	46 million pounds of molybdenum,
o	0.4 million ounces of gold, and
o	8.8 million ounces of silver.
•	Average annual payable production of approximately:
o	241 million pounds of copper,
o	2.2 million pounds of molybdenum,

o	20,000 ounces of gold, and
o	421,000 ounces of silver.
•	Strip ratio of 2.01:1 waste to mineralized material (including pre-strip).
•	LOM average copper recovery of 92%.
•	Copper concentrate grading 30%.

The 2015 PEA is preliminary in nature and includes Inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA will be realized.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.

The 2015 PEA, titled “Updated Preliminary Economic Assessment on the Ann Mason Project, Nevada, U.S.A.”, with an effective date of September 9, 2015, is available on SEDAR at www.sedar.com. The 2015 PEA was prepared by AGP, Amec  Foster  Wheeler, and Porcupine Engineering Services.

SANDSTORM AGREEMENT

On February 23, 2016, the Company entered into an agreement with Sandstorm Gold Ltd. (“Sandstorm”) to amend the Equity Participation and Funding Agreement dated February 14, 2013 (the “2013 Agreement”).

The Agreement to Amend provides for a 17% reduction in the metal credits that Entrée is required to sell and deliver to Sandstorm under the 2013 Agreement.  Concurrently, Entrée refunded a portion of the refundable deposit (thereby reducing the deposit to $33.2 million) by paying $5.5 million in cash and issuing 5,128,604 common shares at a price of C$0.3496 per share.  At closing, the parties entered into an Amended and Restated Equity Participation and Funding Agreement dated February 14, 2013, and amended March 1, 2016.

In addition to reducing the Company’s future obligation to sell metal credits to Sandstorm, Entrée immediately benefited from greater control over its treasury and an increased ability to preserve cash.  See the Company’s news release dated March 1, 2016.

OTHER CORPORATE HIGHLIGHTS

•
In efforts to conserve cash reserves, the Company has made, and continues to make, adjustments to operations including rationalizing land holdings in Mongolia, reducing staff levels in each of Mongolia, Canada and the United States, as well as reducing other overhead expenditures.

•	On July 14, 2015, Anna Stylianides was appointed to the Company’s Board of Directors.
•
On November 16, 2015, Stephen Scott was appointed Interim Chief Executive Officer of the Company, succeeding Gregory Crowe following his resignation as President, Chief Executive Officer and a director of the Company effective November 13, 2015.

•	Effective April 1, 2016, Mr. Scott will be appointed President and Chief Executive Officer of the Company, and will concurrently be appointed to the Company’s Board of Directors.
•
In 2015, the Company acquired a 0.5% net smelter returns royalty on Candente Copper Corp.’s 100% owned Cañariaco project in Peru for $500,000. The Cañariaco project includes the Cañariaco Norte copper-gold-silver deposit, as well as the adjacent Cañariaco Sur and Quebrada Verde prospects, located within the western Cordillera of the Peruvian Andes in the Department of Lambaveque, Northern Peru.

The Company is pleased to announce that Duane Lo has joined Entrée as Interim Chief Financial Officer effective April 1, 2016.  Mr. Lo has over 17 years of experience in accounting and financial management, including 13 years in the financing, management and administration of mining operations and development projects in Brazil, Africa and other jurisdictions.  He was previously the Executive Vice President and Chief Financial Officer of Luna Gold Corp. and Corporate Controller for First Quantum Minerals Ltd.  Mr. Lo was also employed at Deloitte in the assurance and advisory practice.  He holds a Canadian Chartered Accountant designation from the Institute of Chartered Accountants of British Columbia.
For the year ended December 31, 2015, the Company incurred a net loss of $7,831,063 ($0.05 per share) compared to a net loss of $8,669,188 ($0.06 per share) for the year ended December 31, 2014.  The decrease in net loss is due to lower operating expenditures primarily due to a combination of lower exploration costs, lower consultancy and advisory fees and high foreign exchange gains. As at December 31, 2015, the Company had working capital of $21,844,252, including cash of $22,785,658.

Entrée’s average monthly operating expenses for the year ended December 31, 2015, were approximately $590,000, including exploration, general and administrative expenses and investor relations expenses. In efforts to conserve cash reserves, Entrée has made, and continues to make, adjustments to operations. Certain one-time expenditures related to reducing staff levels are included in the 2015 average monthly operating expense. Consequently, average monthly operating expenses for the year ended December 31, 2016 will be significantly lower than in the year ended December 31, 2015.

SELECTED FINANCIAL INFORMATION

	As at December 31, 2015	As at December 31, 2014
Working capital (1)	$21,844,252	$32,603,711
Total assets	61,662,485	79,690,498
Total long term liabilities (2)	39,315,880	44,269,904
(1)	Working Capital is defined as Current Assets less Current Liabilities.
(2)	Long term liabilities include $28,924,857 of deferred revenue related to a deposit on a metal credit delivering obligation.

The Company’s Annual Financial Statements, management’s discussion and analysis (“MD&A”) and Annual Information Form are available on the Company website, on SEDAR at www.sedar.com and on EDGAR at http://www.sec.gov/.  The Company’s Annual Report on Form 20-F has been filed with the SEC, and is available on the Company website.  Shareholders can receive a hard copy of the Company’s audited Annual Financial Statements upon request.

QUALIFIED PERSON

Robert Cinits, P.Geo., Entrée’s Vice President, Corporate Development, a Qualified Person as defined by NI 43-101, has approved the technical information in this release.

NON-U.S. GAAP PERFORMANCE MEASURMENT

"Cash costs" and ASIC are non-U.S. GAAP performance measurements.  These performance measurements are included because these statistics are widely accepted as the standard of reporting cash costs of production in North America.  These performance measurements do not have a meaning within U.S. GAAP and, therefore, amounts presented may not be comparable to similar data presented by other mining companies.  These performance measurements should not be considered in isolation as a substitute for measures of performance in accordance with U.S. GAAP.

ABOUT ENTRÉE GOLD INC.

Entrée Gold Inc. is a Canadian mineral exploration company balancing opportunity and risk with key assets in Mongolia and Nevada.  As a joint venture partner with a carried interest on a portion of the Oyu Tolgoi mining project in Mongolia, Entrée has a unique opportunity to participate in one of the world’s largest copper-gold projects managed by one of the premier mining companies – Rio Tinto.  Oyu Tolgoi, with its series of deposits containing copper, gold and molybdenum, has been under exploration and development since the late 1990s.  Additionally, Entrée has also been advancing its Ann Mason Project in one of the world’s most favourable mining jurisdictions, Nevada.  The Ann Mason Project hosts the Ann Mason copper-molybdenum deposit as well as the Blue Hill copper deposit within the rejuvenated Yerington copper camp.

Sandstorm Gold, Rio Tinto and Turquoise Hill Resources are major shareholders of Entrée, holding approximately 15%, 11% and 9% of issued and outstanding shares, respectively.

FURTHER INFORMATION

Monica Hamm
Manager Investor Relations
Entrée Gold Inc.
Tel: 604-687-4777
Fax: 604-687-4770
Toll Free: 866-368-7330
E-mail: mhamm@entréegold.com

This News Release contains forward-looking statements and forward-looking information (together, “forward-looking  statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995 with respect to the future prices of copper, gold, molybdenum and silver; the estimation of mineral reserves and resources; the realization of mineral reserve and resource estimates; anticipated future production, capital and operating costs, cash flows and mine life; completion of a Pre-Feasibility study on the Ann Mason Project; the potential impact of future exploration results on Ann Mason mine design and economics; the potential development of Ann Mason; potential types of mining operations; construction and continued development of the Oyu Tolgoi underground mine; the anticipated value of Entrée’s interest in Lift 1 of the Hugo North Extension deposit; potential size of a mineralized zone; potential expansion of mineralization; potential discovery of new mineralized zones; potential metallurgical recoveries and grades; plans for future exploration and/or development programs and budgets; permitting time lines; anticipated business activities; corporate strategies; requirements for additional capital; uses of funds; proposed acquisitions and dispositions of assets; and future financial performance.

In certain cases, forward-looking statements and information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budgeted”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will be taken”, “occur” or “be achieved”. While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of Entrée’s future performance and are based on numerous assumptions regarding present and future business strategies, local and global economic conditions, legal proceedings and negotiations and the environment in which the Company will operate in the future, including the status of the Company’s relationship and interaction with the Government of Mongolia, OTLLC, Rio Tinto and Turquoise Hill. With respect to the construction and continued development of the Oyu Tolgoi underground mine, important risks, uncertainties and factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements and information include, amongst others, the approval of the 2015 Oyu Tolgoi Feasibility Study by OTLLC and its shareholders; the timing and cost of the construction and expansion of mining and processing facilities; the timing and availability of a long term power source for the Oyu Tolgoi underground mine; the timing to satisfy all conditions precedent to the first drawdown of project financing; the impact of the delay in the funding and development of the Oyu Tolgoi underground mine; delays, and the costs which would result from delays, in the development of the underground mine; and production estimates and the anticipated yearly production of copper, gold and silver at the Oyu Tolgoi underground mine.

Other uncertainties and factors which could cause actual results to differ materially from future results expressed or implied by forward-looking statements and information include, amongst others, whether the size, grade and continuity of deposits and resource and reserve estimates have been interpreted correctly from exploration results; whether the results of preliminary test work are indicative of what the results of future test work will be; fluctuations in commodity prices and demand; changing foreign exchange rates; actions by Rio Tinto, Turquoise Hill and/or OT LLC and by government authorities including the Government of Mongolia; the availability of funding on reasonable terms; the impact of changes in interpretation to or changes in enforcement of, laws, regulations and government practices, including laws, regulations and government practices with respect to mining, foreign investment, royalties and taxation; the terms and timing of obtaining necessary environmental and other government approvals, consents and permits; the availability and cost of necessary items such as power, water, skilled labour, transportation and appropriate smelting and refining arrangements; and misjudgements in the course of preparing forward-looking statements. In addition, there are also known and unknown risk factors which may cause the actual results, performances or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements and information. Such factors include, among others, risks related to international operations, including legal and political risk in Mongolia; risks associated with changes in the attitudes of governments to foreign investment; risks associated with the conduct of joint ventures; discrepancies between actual and anticipated production, mineral reserves and resources and metallurgical recoveries; global financial conditions; changes in project parameters as plans continue to be refined; inability to upgrade Inferred mineral resources to Indicated or Measured mineral resources; inability to convert mineral resources to mineral reserves; conclusions of economic evaluations; future prices of copper, gold, silver and molybdenum; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining government approvals, permits or licences or financing or in the completion of development or construction activities; environmental risks; title disputes; limitations on insurance coverage; as well as those factors described in the Company’s most recently filed Management’s Discussion and Analysis and in the Company’s Annual Information Form for the financial year ended December 31, 2015, dated March 30, 2016 filed with the Canadian Securities Administrators and available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.